Exhibit 15.2

Nordic American Tankers
LOM Building
27 Reid Street
Hamilton HM11
Bermuda

Oslo, 05. April 2019 /SBS

Ladies and Gentlemen:
Reference is made to the annual report on Form-20F for the year ended December 31, 2018 of Nordic American Tankers Limited (the “Company”) to be filed with the U.S. Securities and Exchange Commission (the “SEC”) (the “Annual Report”).
We hereby consent to all references to our name in the Annual Report and to the use of the statistical information supplied by us set forth in the Annual Report, including, without limitation, the information set forth in the Annual Report under the heading “The 2018 Tanker Market”. We further advise the Company that our role has been limited to the provision of such statistical data supplied by us. With respect to such statistical data, we further advise you that:
(1)
We have accurately described the information and data of the oil tanker shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented; and

(2)
Our methodologies for collecting information and data may differ from those of other sources and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the oil tanker shipping industry.

We hereby consent to the filing of this letter as an exhibit to the Annual Report to be filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, and to the references to our firm in the section of the Annual Report entitled “The 2018 Tanker Market”.
Yours faithfully,

5th April 2019

/s/ Sverre B. Svenning
Sverre B. Svenning
Title: Director

Fearnleys AS Enterprise Number NO 943 190 410 VAT An Astrup Fearnley company www.fearnleys.no	Office: Grev Wedels pl. 9 N-0151 Oslo	Mailing address: P.O . Box 1158 Sentrum N-0107 Oslo	Telephone: +47 22 93 60 00 Telefax: +47 22 93 6110 E-mail: fearnresearch@fearnleys.no